Exhibit (a)(5)(B)

July 10, 2007

To Our Shareholders:

Today, our company is offering you an opportunity to participate in our tender offer to repurchase up to 55 million shares of our common stock. As we have stated in several speeches and press releases over the past few months, we intend to use proceeds raised by the divestiture of our natural gas and oil exploration and production assets for stock repurchases and to reduce debt.

Dominion’s board of directors approved our making the Offer (which is described in the accompanying materials) to repurchase shares of its common stock. It is the board’s view that the Offer is the most efficient and quickest means of accomplishing our repurchase of shares from the pending exploration and production asset sale proceeds. The tender offer, combined with the repurchase of debt securities and additional share repurchases in the open market, will enable the company to complete its recapitalization plans following all divestitures.

Neither Dominion nor its board of directors is making any recommendation as to whether you should tender any or all of your shares or at what price or prices. These are your decisions. However, the board believes that the Offer will provide shareholders with the opportunity to sell their shares, if they wish to do so, without potential disruption to our share price and the usual transaction costs associated with market sales. Alternatively, shareholders may elect not to participate and to retain their Dominion shares.

You should not make any decision on whether to participate in the tender offer until you have read the full Offer to Purchase and Letter of Transmittal carefully. The instructions on how to tender shares are included in the accompanying materials.

The Offer will expire at 5:00 P.M., Eastern time, on August 7, 2007, unless extended by us. Questions and requests for assistance may be directed to Georgeson, Inc., our Information Agent, and Morgan Stanley and Merrill Lynch, our Dealer Managers, in each case at the telephone numbers and addresses found on the back cover of the Offer to Purchase.

Very truly yours,

Thomas F. Farrell, II

Chairman, President and

Chief Executive Officer

Enclosures